[Letterhead of Vorys, Sater, Seymour and Pease LLP]
52 East Gay St.
PO Box 1008
Columbus, OH 43216-1008
February 13, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Croghan Bancshares, Inc. – Preliminary Proxy Materials related to 2009 Annual Meeting of Shareholders
Ladies and Gentlemen:
          In accordance with Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, transmitted herewith for filing are preliminary copies of the Notice of Annual Meeting of Shareholders (and Availability of Proxy Materials), Proxy Statement and form of Revocable Proxy (collectively, the “Proxy Materials”) to be furnished to the shareholders of Croghan Bancshares, Inc. (the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company to vote at the 2009 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 12, 2009.
          The purposes of the Annual Meeting are to (i) elect three directors to serve for terms of three years each, and (ii) to transact such other business as may properly come before the Annual Meeting and any adjournment(s) thereof. The Company understands that Nathan G. Danziger, Samuel R. Danziger and Jared E. Danziger intend to solicit proxies in support of the election of Nathan G. Danziger as a director of the Company at the Annual Meeting and in opposition to the proxy solicitation by the Board of Directors.
          Please be advised that the Company qualifies as a “smaller reporting company” under the recent amendments to the Regulation S-K disclosure requirements. The aggregate market value of the common shares of the Company held by non-affiliates computed by reference to the price at which the common shares were last sold as of the last business day of the Company’s most recently completed second fiscal quarter was $46,397,606.

Securities and Exchange Commission
February 13, 2009

          Because the record date for the Annual Meeting is March 17, 2009, the number of common shares of the Company outstanding as of the record date, as well as the beneficial ownership numbers and percentages set forth in the Beneficial Ownership Table, cannot be finally determined as of the date hereof. Those numbers and percentages will be updated, if necessary, in the definitive Proxy Materials.
          Your prompt attention to providing any comments which you may have with respect to the preliminary Proxy Materials would be greatly appreciated. If you have any questions or comments with respect to the enclosed preliminary Proxy Materials, please call the undersigned at (614) 464-5465.
Very truly yours,
/s/ Anthony D. Weis
Anthony D. Weis